August 4, 2021

Via EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Sasha Parikh

Vanessa Robertson

Dillon Hagius

Jeffrey Gabor

Re:	Eliem Therapeutics, Inc.

Registration Statement on Form S-1

Filed July 16, 2021, as amended

File No. 333-257980

Dear Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as the representatives of the several underwriters, hereby join in the request of Eliem Therapeutics, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern Time on August 5, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we, as the representatives of the several underwriters, wish to advise you that between August 2, 2021 through the date hereof we have distributed approximately 1,050 copies of the Company’s Preliminary Prospectus dated August 2, 2021 to prospective underwriters, dealers, institutional investors and others.

We, the undersigned, as the representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

(signature page follows)

Very truly yours,

SVB LEERINK LLC
EVERCORE GROUP L.L.C.
STIFEL, NICOLAUS & COMPANY, INCORPORATED
GUGGENHEIM SECURITIES LLC

Acting severally on behalf of themselves and the several underwriters

SVB LEERINK LLC

By:	/s/ Murphy Gallagher
Name:	Murphy Gallagher
Title:	Senior Managing Director

EVERCORE GROUP L.L.C.

By:	/s/ Edward Baxter
Name:	Edward Baxter
Title:	Senior Managing Director

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Nathan Thompson
Name:	Nathan Thompson
Title:	Director

GUGGENHEIM SECURITIES LLC

By:	/s/ Jordan Bliss
Name:	Jordan Bliss
Title:	Senior Managing Director

(Signature Page to Acceleration Request Letter)